UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 001-39446

CureVac N.V.

(Exact Name of Registrant as Specified in Its Charter)

Friedrich-Miescher-Strasse 15, 72076

Tübingen, Germany

+49 7071 9883 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being furnished by CureVac N.V. (“CureVac”) to the Securities and Exchange Commission (the “SEC”) for the sole purposes of: (i) furnishing, as Exhibit 99.1 to this Form 6-K, Unaudited Interim Condensed Consolidated Financial Statements announcing CureVac’s financial results and business updates as of September 30, 2024 and for the three and nine month periods ended September 30, 2024 and 2023; and (ii) furnishing, as Exhibit 99.2 to this Form 6-K, Management’s Discussion and Analysis of Financial Condition and Results of Operations, which discusses and analyzes CureVac's financial condition and results of operations as of September 30, 2024 and for the nine month periods ended September 30, 2024 and 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUREVAC N.V.

	By:	/s/Alexander Zehnder
Chief Executive Officer

Date: November 12, 2024

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024 and for three and nine months ended September 30, 2024 and 2023
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations